American Enterprise Life - American Express FlexChoice VA Performance
Calculations

As disclosed in the Fund's prospectus, cumulative total return is the cumulative change in the value of an investment over a specified time period. We assume that income earned by the investment is reinvested.

Cumulative Total Return = (Ending Total Value - Initial Amount Invested) /
                          Initial Amount Invested

where; Ending Total Value = Initial Investment * [1+Gross Total Return - Contract Charge Factor]

and; Contract Charge Factor = Policy Fee / Estimated Average Policy Size Gross Total Return = (Ending AUV - Initial AUV) / Initial AUV Average Policy Size = $48,000
         Policy Fee = $40

Average annual total return (T) equates the initial amount invested (P) to the ending redeemable value (ERV) over each period (n) in accordance with the formula prescribed by the Securities and Exchange Commission according to the following formula:

                        P(1+T)(to the power of n) = ERV.

Average annual total return with withdrawal charge (L-Share Contracts):

(Ending Total Value - Withdrawal Charge Amount) / Initial Amount Invested

where; Withdrawal Charge Amount = (Ending Total Value - Free Withdrawal Amount)* Withdrawal Charge %

and; Free Withdrawal Amount is 10% of the value of the contract on the prior contract anniversary.

The withdrawal charge percentage depends on the number of years since you made your initial payment to the contract and the share type chosen. C-Share contracts have no withdrawal charge. The withdrawal charge schedule for L-Share contracts is:

                             Withdrawal Charge
L-Share Contract Year            Percentage
       1-2                          8%
       3                            7
       4                            6
       5 and later                  0